September 19, 2016

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jay Ingram
Leland Benton
Melinda Hooker
John Cash

Re:	e.l.f. Beauty, Inc.
Registration Statement on Form S-1
Registration File No. 333-213333

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the above-referenced Registration Statement on Form S-1 of e.l.f. Beauty, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:05 p.m., Washington, D.C. time, on September 21, 2016, or as soon thereafter as practicable.

The Company acknowledges the following:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Tad J. Freese at (650) 463-3060 or Kathleen M. Wells at (650) 463-2677.

Thank you for your assistance in this matter.

Very truly yours,

e.l.f. Beauty, Inc.

By:	/s/ John P. Bailey
John P. Bailey
President and Chief Financial Officer

cc:	Tarang P. Amin, e.l.f. Beauty, Inc.
Scott K. Milsten, e.l.f. Beauty, Inc.
Tad J. Freese, Latham & Watkins LLP
Kathleen M. Wells, Latham & Watkins LLP

[Signature Page to Acceleration Request Letter]